Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Circular on the Form 1-A (SEC Registration No. TBD) as filed with the SEC of our audit report dated April 14, 2021, with respect to the balance sheets of REMSleep Holdings, Inc. as of December 31, 2020 and 2019 and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020. Our report dated April 14, 2021, relating to those financial statements, includes an emphasis of matter paragraph relating to substantial doubt as to REMSleep Holding, Inc.’s ability to continue as a going concern.

/s/ Fruci & Associates II, PLLC

Spokane, Washington

June 1, 2021